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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 21)*
Endesa, S.A.

(Name of Issuer)
American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each Ordinary Shares, nominal value €1.20 each

(Title of Class of Securities)
00029258N-10-7

(CUSIP Number)
ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention: Department of Corporate Affairs
+39 06830 52783
Copy to:
Michael Wolfson
Simpson Thacher & Bartlett LLP
One Ropemaker Street
London EC2Y 9HU
+44 (0)207 275 6500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 5, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 3. Source and Amount of Funds or Other Consideration
Item 5. Interest in Securities of the Issuer.
SIGNATURE

SCHEDULE 13D

CUSIP No.	00029274F1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. ENEL Società per Azioni

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑*
(b) ☐

*ENEL Società per Azioni and Enel Energy Europe Società a Responsabilità Limitata, which is a wholly owned subsidiary of ENEL S.p.A., share voting and dispositive power for 709,923,858 ordinary shares, nominal value €1.20 each of Endesa, S.A., and are members of a group and have jointly filed this statement on Schedule 13D. ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D. In addition, ENEL S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. may be deemed to be part of a group with E.ON Aktiengesellschaft as a result of the Settlement Agreement described in Item 4 of this Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		709,923,858**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

709,923,858**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,923,858**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.05% shares in respect of which each Reporting Person has or shares voting power and dispositive power**(***)

14	TYPE OF REPORTING PERSON

CO

**	Does not include 264,793,905 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 7 to the statement on Schedule TO-T filed on October 5, 2007 by Acciona, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., of which (a) 53,043,481 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

***	Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV — Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 67.053% as of the date of this statement on Schedule 13D.

CUSIP No.	00029274F1

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Enel Energy Europe Società a Responsabilità Limitata

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

*ENEL Società per Azioni and Enel Energy Europe Società a Responsabilità Limitata, which is a wholly owned subsidiary of ENEL S.p.A., share voting and dispositive power for 709,923,858 ordinary shares, nominal value €1.20 each of Endesa, S.A., and are members of a group and have jointly filed this statement on Schedule 13D. ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D. In addition, ENEL S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. may be deemed to be part of a group with E.ON Aktiengesellschaft as a result of the Settlement Agreement described in Item 4 of this Schedule 13D. However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		709,923,858**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

709,923,858**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

709,923,858**

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

67.05% shares in respect of which each Reporting Person has or shares voting power and dispositive power**(***)

14	TYPE OF REPORTING PERSON

CO

**	Does not include 264,793,905 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 7 to the statement on Schedule TO-T filed on October 5, 2007 by Acciona, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., of which (a) 53,043,481 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

***	Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV — Comisión Nacional del Mercado de Valores website. Figure rounded. The actual percentage is 67.053% as of the date of this statement on Schedule 13D.

     This Amendment No. 21 (“Amendment No. 21”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and together with ENEL, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”). Capitalized terms used and not defined in this Amendment No. 21 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 21 does not modify any of the information previously reported in the Schedule 13D. This Amendment No. 21 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa.
Item 3. Source and Amount of Funds or Other Consideration
     To purchase the 445,522,261 Shares acquired by it in the offers in Spain and the U.S. (as described under Item 5 below), EEE used approximately €17.9 billion in funds borrowed under the €35 billion credit facility (reduced to €30 billion on June 18, 2007) entered into on April 10, 2007 by ENEL and Enel Finance International, S.A. as borrower, Banco Santander Central Hispano, S.A., Bayerische Hypo- und Vereinsbank AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca — Banca de Credito Finanziario S.p.A. and UBS Limited (the “ENEL Credit Facility”). A more detailed description of such credit facility is contained in the Schedule TO-T filed by Acciona, ENEL and EEE with the Securities and Exchange Commission on July 30, 2007, under the section entitled “Source and Amount of Funds,” which section is incorporated herein by reference. An English translation of the ENEL Credit Facility is attached hereto as Exhibit 99.31 and incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended to add the following supplemental information:
     On October 5, 2007 the Spanish Comisión Nacional del Mercado de Valores — CNMV informed EEE and Acciona (together, the “Offerors”) that an aggregate number of 487,601,643 ordinary shares representing 46.05% of the share capital of Endesa, including ordinary shares represented by ADSs, were tendered into the joint tender offers in Spain and in the U.S. and were not withdrawn. 4,541,626 ADSs, representing 0.43% of the share capital of Endesa, were tendered into the joint tender offer in the U.S. and were not withdrawn. Pursuant to the terms of the Cooperation Agreement, previously filed as Exhibit 10.1 to this Schedule 13D, EEE acquired 445,522,261 ordinary shares in Endesa and Acciona acquired 42,079,382 ordinary shares in Endesa as a result of the offers in Spain and the U.S.
     The settlement of the Spanish offer will occur on Wednesday, October 10, 2007 and the settlement of the U.S. offer will occur promptly thereafter.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 5, 2007

ENEL Società per Azioni
By:	/s/ Fulvio Conti
	Name:	Fulvio Conti
	Title:	Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata
By:	/s/ Claudio Machetti
	Name:	Claudio Machetti
	Title:	Director

FORWARD-LOOKING STATEMENTS
     This filing may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of ENEL S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of ENEL S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. ENEL S.p.A. and Enel Energy Europe S.r.L. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

INDEX OF EXHIBITS

Exhibit	Description

10.1.	English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

10.2.	Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

10.3.	English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit 99.42 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.[1]

99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.3.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.5.	Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.7.	Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]

99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]

99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]

99.11.	Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

Exhibit	Description

99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.

99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.

99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.17.	Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca — Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca — Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.

99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[3]

99.20.	English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Acciona, S.A. [4]

99.21.	Press release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.[5]

99.22.	Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.[5]

99.23.	Resolution of the Spanish Comisión Nacional del Mercado de Valores — CNMV dated March 23, 2007 and English translation thereof.[6]

99.24.	English translation of the communication of the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.[6]

99.25.	Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).[6]

99.26.	Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.27.	Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the Settlement Agreement between ENEL S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.[7]

99.28.	Press release of ENEL S.p.A. dated April 10, 2007 announcing the resolution of the board of directors of ENEL S.p.A. to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.[8]

Exhibit	Description

99.29.	Current reports filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the joint tender offer.[9]

99.30.	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the joint tender offer.[9]

99.31.	EUR35,000,000,000 Credit Facility Agreement between ENEL S.p.A., Enel Finance International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca — Banca di Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007.[10]

99.32.	Press release of ENEL S.p.A. dated April 27, 2007, announcing that the Spanish energy regulator, Comisión Nacional Energía, authorized Enel Energy Europe S.r.L. to acquire up to 24.99% of the share capital of Endesa, S.A, incorporated herein by reference to Exhibit 99.27 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 27, 2007.[11]

99.33.	English translation of Spanish Comisión Nacional Energía — CNE authorization dated April 26, 2007.[11]

99.34.	Current report filed on May 3, 2007 by ENEL S.p.A. and Acciona S.A. with the Spanish Comisión Nacional del Mercado de Valores — CNMV regarding the request for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer.[12]

99.35.	Press release of ENEL S.p.A. dated May 3, 2007, announcing the request for authorization from the Spanish Comisión Nacional del Mercado de Valores — CNMV to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer, incorporated herein by Exhibit 99.28 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on May 3, 2007.

99.36.	English translation of the current report filed on May 17, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.32 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.37.	Press release of ENEL S.p.A. dated May 17, 2007, announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.33 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.38.	English translation of the current report filed on June 1, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the termination of the share swap transactions with UBS Limited and Mediobanca — Banca di Credito Finanziario.[13]

99.39.	Press release of ENEL S.p.A. dated June 1, 2007, announcing the termination of the share swap transactions with UBS Limited and Mediobanca — Banca di Credito Finanziario.[13]

99.40.
Current report filed on June 11, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing deposit with the Madrid Mercantile Registry of regulations relating to the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona, S.A.[14]

99.41.	Press release of ENEL S.p.A. dated June 11, 2007, announcing deposit of covenants regarding the free transferability of ordinary shares of Endesa S.A. by ENEL S.p.A. and Acciona, S.A.[14]

99.42.	Current report filed on July 2, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores announcing reduction in consideration for the joint tender offer.[15]

99.43.	Press release of ENEL S.p.A. dated July 2, 2007 announcing reduction in consideration for the joint tender offer.[15]

99.44.	Confidentiality Agreement dated June 15, 2007, between ENEL S.p.A. and Endesa, S.A.[15]

99.45.
English translation of the resolution of the Comisión Nacional de la Energía (CNE) authorizing Enel Energy Europe, S.r.L. and Acciona, S.A. to increase their respective shareholdings in, and exercise joint control over, Endesa, S.A., dated July 4, 2007 incorporated herein by reference to Amendment No. 25 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on July 6, 2007. [17]

99.46.
Current report filed on July 5, 2007 by ENEL S.p.A. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores announcing approval by the European Commission of the acquisition of sole control through a joint public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A.[16]

99.47.
Press release of ENEL S.p.A. dated July 5, 2007 announcing approval by the European Commission of the acquisition of sole control through a joint public takeover bid for Endesa, S.A. by ENEL S.p.A. and Acciona, S.A. [16]

99.48	Press release of ENEL S.p.A. dated July 25, 2007, announcing approval by the Spanish Comisión Nacional del Mercado de Valores to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.18.

99.49
Current report filed on July 27, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing authorization by the Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A.[19]

99.50
Press release of ENEL S.p.A. dated July 27, 2007 announcing authorization by the Spanish Cabinet of Ministers for Enel Energy Europe S.r.L. to exercise voting rights over all the ordinary shares and ADSs of Endesa, S.A. acquired in the joint tender offer with Acciona, S.A.[19]

[1]	Previously filed with the Original Schedule 13D.

[2]	Previously filed with Amendment No. 1 to the Original Schedule 13D.

[3]	Previously filed with Amendment No. 2 to the Original Schedule 13D.

[4]	Previously filed with Amendment No. 3 to the Original Schedule 13D.

[5]	Previously filed with Amendment No. 4 to the Original Schedule 13D.

[6]	Previously filed with Amendment No. 5 to the Original Schedule 13D.

[7]	Previously filed with Amendment No. 6 to the Original Schedule 13D.

[8]	Previously filed with Amendment No. 7 to the Original Schedule 13D.

[9]	Previously filed with Amendment No. 8 to the Original Schedule 13D.

[10]	Previously filed with Amendment No. 9 to the Original Schedule 13D.

[11]	Previously filed with Amendment No. 10 to the Original Schedule 13D.

[12]	Previously filed with Amendment No. 11 to the Original Schedule 13D.

[13]	Previously filed with Amendment No. 13 to the Original Schedule 13D.

[14]	Previously filed with Amendment No. 15 to the Original Schedule 13D.

[15]	Previously filed with Amendment No. 16 to the Original Schedule 13D.

[16]	Previously filed with Amendment No. 17 to the Original Schedule 13D.

[17]	Previously filed with Amendment No. 18 to the Original Schedule 13D.

[18]	Previously filed with Amendment No. 19 to the Original Schedule 13D.

[19]	Previously filed with Amendment No. 20 to the Original Schedule 13D.